Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION *WASHINGTON, D.C. 20549* APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 07/08/19	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 5-A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

19003698

SEC Mail Processing

JUL 10 2019

Washington, DC

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   Miami International Securities Exchange, LLC
   7 Roszel Road, Suite 5-A
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Date: July 8, 2019

By: Barbara J Comly
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 8th day of July, 2019.

Jane Post
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

MIAX Options

Barbara J. Comly
General Counsel

7 Roszel Road, Suite 5-A
Princeton, New Jersey 08540
T 609 897 7300
F 609 987 2210
bcomly@miami-holdings.com

July 8, 2019

VIA FEDERAL EXPRESS

SEC Mail Processing
JUL 10 2019
Washington, DC

Jeannette Marshall
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Miami International Securities Exchange, LLC ("MIAX")
Amendment No. 2019-8 to Form 1 Application

Dear Ms. Marshall:

Enclosed for official filing pursuant to Rule 6a-2(a) are an original and two copies of Amendment No. 2019-8 to the Form 1 Application of MIAX, which includes the following changes:

Exhibit C – Updated Directors of Miami International Holdings, Inc.; updated Officers of MIAX PEARL, LLC and MIAX Emerald, LLC
Exhibit J – Updated Officers
Exhibit M – Updated Member List

Please do not hesitate to contact me if you have any questions in connection with this matter.

Very truly yours,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosures
cc: Marlene Olsen

Exhibit C

EXHIBIT C

<u>Exhibit Request</u>:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

<u>Response</u>:

A. MIAMI INTERNATIONAL HOLDINGS, INC. [UPDATED]

1. *Name*: Miami International Holdings, Inc.
Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on November 14, 2007.

4. *Brief description of nature and extent of affiliation*: Miami International Securities Exchange, LLC is a wholly-owned subsidiary of Miami International Holdings, Inc. ("MIH").

5. *Brief description of business or functions*: Miami International Holdings, Inc. is a holding company which holds 100% of the equity of Miami International Securities Exchange, LLC, MIAX PEARL, LLC, Miami International Technologies, LLC, MIAX Global, LLC, MIAX Emerald, LLC, Miami International Futures Exchange, LLC, and MIAX Products, LLC. Miami International Holdings, Inc. is the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Amended and Restated Certificate of Incorporation dated October 16, 2015 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments*: **The Amended and Restated By-Laws dated June 27, 2015 are attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Miami International Holdings, Inc. **[NO CHANGE]**

The following persons are the officers of Miami International Holdings, Inc.:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President and Chief Regulatory Officer
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel
Amy Neiley	Senior Vice President – Trading Operations and Listings
Roli Bhotika	Vice President – Head of Business Development
Rodney Hester	Vice President – Systems Infrastructure
Shawn Hughes	Vice President – Project Management
James O'Neil	Vice President and Director of Physical Security and Safety
Vinay Rao	Vice President – Trading Systems Development

Name	Title
Siddharth Sahoo	Vice President – Trading Systems Development
Tia Toms	Vice President – Administration
Kelly Fitzgerald	Assistant Vice President – Controller
Christopher Solgan	Assistant Vice President – Senior Counsel
Gregory Ziegler	Assistant Vice President – Senior Associate Counsel

The officers of Miami International Holdings, Inc. serve until their successors are appointed in accordance with the By-Laws of Miami International Holdings, Inc. Officers of Miami International Holdings, Inc. serve at the direction of the Board of Directors.

Directors of Miami International Holdings, Inc. **[UPDATED]**

The following persons are the directors of Miami International Holdings, Inc.:

Name
Thomas P. Gallagher (Chairman)
Talal Jassim Al-Bahar
Abdulwahab Ahmad Al-Nakib
Sayer B. Al-Sayer
Michael P. Ameen
Albert M. Barro, Jr.
John Beckelman
Barry J. Belmont
Ricardo Blach
Christopher Brady
Khaled Magdy El-Marsafy
William W. Hopkins
Thomas J. Kelly, Jr.
Paul Kotos
Jack G. Mondel
William J. O'Brien III
Robert D. Prunetti
Mark F. Raymond
Douglas M. Schafer, Jr.
Paul V. Stahlin
J. Gray Teekell
Christopher L. Whittington
Jassem Hassan Zainal

Directors of Miami International Holdings, Inc. serve one year terms.

Audit Committee of Miami International Holdings, Inc. **[NO CHANGE]**

The following persons are members of the Audit Committee of Miami International Holdings, Inc.:

Name
Paul V. Stahlin (Chairman)
Michael P. Ameen
Khaled Magdy El-Marsafy

Compensation Committee of Miami International Holdings, Inc. **[UPDATED]**

The following persons are members of the Compensation Committee of Miami International Holdings, Inc.:

Name
Talal Jassim Al-Bahar (Chairman)
Christopher D. Brady
Thomas J. Kelly
Mark F. Raymond
J. Gray Teekell

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

B. MIAMI INTERNATIONAL TECHNOLOGIES, LLC [NO CHANGE]

1. *Name*: Miami International Technologies, LLC
Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on May 12, 2010.

4. *Brief description of nature and extent of affiliation*: Miami International Technologies, LLC ("MIAX Technologies") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Technologies engages in the sale and licensing of trading and information technology to unrelated third parties.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Amended and Restated Certificate of Formation dated June 29, 2011 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments*: **The First Amended and Restated Limited Liability Company Agreement dated May 20, 2011 is attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of Miami International Technologies, LLC</u>

The following persons are the officers of Miami International Technologies, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	President and Chief Information Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Randy Foster	Senior Vice President – Business Systems Development
Deborah Carroll	Senior Vice President – Associate General Counsel
Rodney Hester	Vice President – Systems Infrastructure
Harish Jayabalan	Vice President – Technical Support and Product Specialist
James O'Neil	Vice President and Director of Physical Security and Safety
Tia Toms	Vice President – Administration
Kelly Fitzgerald	Assistant Vice President – Controller

<u>Directors of Miami International Technologies, LLC</u>

The following persons are the directors of Miami International Technologies, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

C. MIAMI INTERNATIONAL FUTURES EXCHANGE, LLC [NO CHANGE]

1. *Name*: Miami International Futures Exchange, LLC
   Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on November 30, 2007.

4. *Brief description of nature and extent of affiliation*: Miami International Futures Exchange, LLC ("MIAX Futures") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Futures is not yet active. Miami International Holdings, Inc. may develop MIAX Futures as a futures exchange under the regulation of the CFTC. If MIAX Futures becomes operational, it will perform functions performed by a futures exchange.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Amended and Restated Certificate of Formation dated June 17, 2011 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments*: **The First Amended and Restated Limited Liability Company Agreement dated May 20, 2011 is attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Miami International Futures Exchange, LLC

The following persons are the officers of Miami International Futures Exchange, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary

Directors of Miami International Futures Exchange, LLC

The following persons are the directors of Miami International Futures Exchange, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

D. MIAX Global, LLC [No Change]

1. *Name*: MIAX Global, LLC
Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on June 30, 2015.

4. *Brief description of nature and extent of affiliation*: MIAX Global, LLC ("MIAX Global") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Global focuses on the company's trading, technology and other projects primarily based outside of North America, initially focusing on Europe and Latin America.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Certificate of Formation dated June 30, 2015 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments*: **The Limited Liability Company Agreement dated June 30, 2015 is attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Global, LLC

The following persons are the officers of MIAX Global, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Paul Warner	Executive Vice President and Chief Financial Officer

Directors of MIAX Global, LLC

The following persons are the directors of MIAX Global, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

E. MIAX PEARL, LLC [UPDATED]

1. *Name*: MIAX PEARL, LLC
Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on February 11, 2016.

4. *Brief description of nature and extent of affiliation*: MIAX PEARL, LLC ("MIAX PEARL") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX PEARL is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX PEARL operates a fully electronic options trading platform.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Certificate of Formation dated February 11, 2016 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments*: **The Amended and Restated Limited Liability Company Agreement dated December 5, 2016 and By-Laws dated December 5, 2016 are attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX PEARL, LLC **[UPDATED]**

The following persons are the officers of MIAX PEARL, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President, Associate General Counsel and Assistant Corporate Secretary
Richard Ross	Senior Vice President of Exchange Traded Products
Joseph S. Bracco	Senior Vice President – Head of Sales
Amy Neiley	Senior Vice President – Trading Operations and Listings
Roli Bhotika	Vice President – Head of Business Development
Lawrence O'Leary	Vice President – Market Surveillance
Laurence Gardner	Vice President – Regulatory Operations
Rodney Hester	Vice President – Systems Infrastructure
Shawn Hughes	Vice President – Project Management
James O'Neil	Vice President and Director of Physical Security and Safety
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Tia Toms	Vice President – Administration
Kelly Fitzgerald	Assistant Vice President – Controller
Dimitriy Kotov	Assistant Vice President – Associate Counsel
Christopher Solgan	Assistant Vice President – Senior Counsel
Gregory Ziegler	Assistant Vice President – Senior Associate Counsel

The officers of MIAX PEARL, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX PEARL, LLC. Officers of MIAX PEARL, LLC will serve at the direction of the Board of Directors.

Directors of MIAX PEARL, LLC **[No Change]**

The following persons are the directors of MIAX PEARL, LLC:

Name
Thomas P. Gallagher
William T. Bergman
Lindsay L. Burbage
Kurt M. Eckert
Leslie Florio
Michael Harrington
Richard Herr
Lawrence E. Jaffe
Sebastiaan Koeling
Benjamin Londergan
Mark I. Massad
John E. McCormac
Robert D. Prunetti
Cynthia Schwarzkopf

Committees of MIAX PEARL, LLC **[No Change]**

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

Compensation Committee
Cynthia Schwarzkopf (Chair)
William T. Bergman
Robert D. Prunetti

Audit Committee
Robert D. Prunetti (Chair)
John E. McCormac
Cynthia Schwarzkopf

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Lawrence E. Jaffe

Appeals Committee
Lawrence E. Jaffe (Chair)
Kurt M. Eckert
Richard Herr

Technology Committee
Leslie Florio (Chair)
John E. McCormac
Kurt Eckert

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

F. MIAX EMERALD, LLC [UPDATED]

1. *Name*: MIAX Emerald, LLC
Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on January 30, 2018.

4. *Brief description of nature and extent of affiliation*: MIAX Emerald, LLC ("MIAX Emerald") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Emerald is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX Emerald operates a fully electronic options trading platform.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Certificate of Formation dated January 30, 2018 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments*: **The Amended and Restated Limited Liability Company Agreement dated December 21, 2018 and By-Laws dated December 21, 2018 are attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Emerald, LLC **[UPDATED]**

The following persons are the officers of MIAX Emerald, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer & Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President, Associate General Counsel and Assistant Corporate Secretary
Richard Ross	Senior Vice President of Exchange Traded Products
Joseph S. Bracco	Senior Vice President – Head of Sales
Amy Neiley	Senior Vice President – Trading Operations and Listings
Roli Bhotika	Vice President – Head of Business Development
Rodney Hester	Vice President – Systems Infrastructure
Shawn Hughes	Vice President – Project Management
Lawrence O'Leary	Vice President – Market Surveillance
Laurence Gardner	Vice President – Regulatory Operations
James O'Neil	Vice President and Director of Physical Security and Safety
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Tia Toms	Vice President – Administration
Kelly Fitzgerald	Assistant Vice President – Controller
Dimitriy Kotov	Assistant Vice President – Associate Counsel
Christopher Solgan	Assistant Vice President – Senior Counsel
Gregory Ziegler	Assistant Vice President – Senior Associate Counsel

The officers of MIAX Emerald, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX Emerald, LLC. Officers of MIAX Emerald, LLC will serve at the direction of the Board of Directors.

Directors of MIAX Emerald, LLC **[NO CHANGE]**

The following persons are the directors of MIAX Emerald, LLC:

Name
Thomas P. Gallagher
Lindsay L. Burbage
Marianne Deane
Kurt M. Eckert
Leslie Florio
Kimberly M. Guadagno
Paul Jiganti
Joseph M. Kyrillos Jr.
John E. McCormac
Robert D. Prunetti

Committees of MIAX Emerald, LLC **[NO CHANGE]**

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

Audit Committee
Robert D. Prunetti (Chair)
Joseph M. Kyrillos Jr.
John E. McCormac

Compensation Committee
Robert D. Prunetti (Chair)
Marianne Deane
Joseph M. Kyrillos Jr.

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Kimberly M. Guadagno

Appeals Committee
Marianne Deane (Chair)
Kurt M. Eckert
Paul Jiganti

Technology Committee
Leslie Florio (Chair)
Marianne Deane
John E. McCormac

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

G. MIAX PRODUCTS, LLC [NO CHANGE]

1. *Name*: MIAX Products, LLC
Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180/, on January 25, 2019.

4. *Brief description of nature and extent of affiliation*: MIAX Products, LLC ("MIAX Products") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Development of financial products.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Articles of Organization dated January 25, 2019 are attached.**

8. *A copy of existing by-laws or corresponding rules or instruments*: **The Limited Liability Company Agreement dated January 25, 2019 is attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Products, LLC

The following persons are the officers of MIAX Products, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Paul Warner	Executive Vice President and Chief Financial Officer

Directors of MIAX Products, LLC

The following persons are the directors of MIAX Products, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

Exhibit J

EXHIBIT J

<u>Exhibit Request</u>:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).**

<u>Response</u>:

1. **<u>Officers of Miami International Securities Exchange, LLC</u>** **[UPDATED]**

The following persons are the officers of the Exchange:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President, Associate General Counsel and Assistant Corporate Secretary
Richard Ross	Senior Vice President of Exchange Traded Products
Joseph S. Bracco	Senior Vice President – Head of Sales

Name	Title
Amy Neiley	Senior Vice President – Trading Operations and Listings
Roli Bhotika	Vice President – Head of Business Development
Lawrence O'Leary	Vice President – Market Surveillance
Laurence Gardner	Vice President – Regulatory Operations
Rodney Hester	Vice President – Systems Infrastructure
Shawn Hughes	Vice President – Project Management
James O'Neil	Vice President and Director of Physical Security and Safety
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Tia Toms	Vice President – Administration
Kelly Fitzgerald	Assistant Vice President – Controller
Dimitriy Kotov	Assistant Vice President – Associate Counsel
Christopher Solgan	Assistant Vice President – Senior Counsel
Gregory Ziegler	Assistant Vice President – Senior Associate Counsel

The officers of the Exchange serve until their successors are appointed in accordance with the By-Laws of the Exchange. Officers of the Exchange serve at the direction of the Board of Directors.

2. **Directors of Miami International Securities Exchange, LLC** [NO CHANGE]

The following persons are the directors and Board observers of the Exchange as of March 20, 2019:

DIRECTORS			
Name	**Classification**	**Term of Office**	**Type of Business**
Thomas P. Gallagher	Industry	So long as CEO of the Company	Securities Exchange
Joseph Sellitto	Industry/ERP	So long as qualified under Equity Rights Program	President & CEO – Global Execution Brokers, LP
Talal Jassim Al-Bahar	Industry	Class I – 2020	Chairman – IFA Hotels & Resorts; Vice Chairman – International Financial Advisors

DIRECTORS			
Name	**Classification**	**Term of Office**	**Type of Business**
Meaghan Dugan	Industry/Member Representative	Class I – 2020	Director and Head of the Derivatives Product Management Team – Global Execution Services – Bank of America Merrill Lynch
Lawrence E. Jaffe	Non-Industry/ Independent	Class I – 2020	Attorney
Cynthia Schwarzkopf	Non-Industry/ Independent	Class I – 2020	Professional and Philanthropic Public Speaker
J. Gray Teekell	Non-Industry/ Independent	Class I – 2020	President – The Teekell Company, Inc.
Lindsay L. Burbage	Non-Industry/ Independent	Class II – 2021	Attorney
Robert P. Castrignano	Industry	Class II – 2021	Principal – Equities Division – Sandler O'Neill & Partners, L.P.
John DiBacco, Jr.	Industry	Class II – 2021	Global Head of Equities Trading – Virtu Americas LLC
John A. Kinahan	Industry/Member Representative	Class II – 2021	Chief Executive Officer – Group One Trading LP
John E. McCormac	Non-Industry/ Independent	Class II – 2021	Township Mayor – Woodbridge, New Jersey; Former New Jersey State Treasurer
William J. O'Brien IV	Non-Industry	Class II – 2021	Senior Vice President, Oil & Gas – O'Brien Energy Company, LLC
Michael P. Ameen	Non-Industry	Class III – 2022	Executive Vice President and Chief Financial Officer – O'Brien Resources, LLC

DIRECTORS			
Name	**Classification**	**Term of Office**	**Type of Business**
Marianne Deane	Non-Industry/ Independent	Class III – 2022	Community Volunteer
Kurt M. Eckert	Industry/Member Representative	Class III – 2022	Partner – Wolverine Trading, LLC
Leslie Florio	Non-Industry/ Independent	Class III – 2022	Board of Trustees – The Hun School of Princeton; President of the Maxwell Place Condominium Association
Paul Jiganti	Industry/Member Representative	Class III – 2022	Managing Director Options Business Development – IMC Financial Markets
Miguel Moratiel	Non-Industry	Class III – 2022	Manager – MDR Inversiones, S.L.
Robert D. Prunetti	Non-Industry/ Independent	Class III – 2022	President – Phoenix Ventures, LLC
OBSERVERS			
Guy Dowman	Industry	So long as qualified under Equity Rights Program	Vice President and Executive Director – Morgan Stanley
Lawrence Tanzman	Industry	So long as qualified under Equity Rights Program	Head of CES Options Routing – Citadel Securities

3. <u>**Committees of Miami International Securities Exchange, LLC**</u> **[NO CHANGE]**

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

AUDIT COMMITTEE	
Name	**Classification**
Robert D. Prunetti (Chair)	Non-Industry/Independent
Michael P. Ameen	Non-Industry
John E. McCormac	Non-Industry/Independent

COMPENSATION COMMITTEE	
Name	**Classification**
J. Gray Teekell (Chair)	Non-Industry/Independent
Robert D. Prunetti	Non-Industry/Independent
Cynthia Schwarzkopf	Non-Industry/ Independent

REGULATORY OVERSIGHT COMMITTEE	
Name	**Classification**
Lindsay L. Burbage (Chair)	Non-Industry/Independent
Lawrence E. Jaffe	Non-Industry/Independent
Leslie Florio	Non-Industry/Independent

APPEALS COMMITTEE	
Name	**Classification**
Lawrence Jaffe (Chair)	Non-Industry/Independent
Robert Castrignano	Industry
Kurt M. Eckert	Industry/Member Representative

TECHNOLOGY COMMITTEE	
Name	**Classification**
Leslie Florio (Chair)	Non-Industry/Independent
Robert Castrignano	Industry
Marianne Deane	Non-Industry/Independent
Meaghan Dugan	Industry/Member Representative
Kurt M. Eckert	Industry/Member Representative
John A. Kinahan	Industry/Member Representative
John E. McCormac	Non-Industry/Independent
William J. O'Brien IV	Non-Industry
J. Gray Teekell	Non-Industry/Independent

Exhibit M

EXHIBIT M

<u>Exhibit Request</u>:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

<u>Response</u>:

Attached is a list of the members of the Exchange as of July 2, 2019, including the information set forth in items 1-6 above.

MIAX Options

MEMBER FIRMS

ABN AMRO CLEARING CHICAGO LLC

175 West Jackson Blvd., Ste. 2050
Chicago IL 60604
Tele #: (312) 604-8000

Approval Date: 3/7/2013
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: CLEARANCE
International Tele #:

AKUNA SECURITIES LLC

333 S. Wabash Avenue, Suite 2600
Chicago IL 60604
Tele #: (312) 994-4640

Approval Date: 4/17/2017
MIAX Options Membership Activities:
REGULAR MARKET MAKER
International Tele #:

AMS DERIVATIVES B.V.

Strawinskylaan 3095
Amsterdam, 1077ZX
Netherlands
Tele #:

Approval Date: 7/1/2019
MIAX Options Membership Activities:
REGULAR MARKET MAKER
International Tele #: +31 20 708 7748

APEX CLEARING CORPORATION

One Dallas Center
350 N. St. Paul, Suite 1300
Dallas TX 75201
Tele #: (214) 765-1100

Approval Date: 11/18/2015
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: CLEARANCE
International Tele #:

BARCLAYS CAPITAL INC.

745 Seventh Avenue
New York NY 10019
Tele #: (212) 526-7000

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ALL MEMBERSHIPS
International Tele #:

BMO CAPITAL MARKETS CORP.

3 Times Square, 27th Floor
New York NY 10036
Tele #: (212) 885-4000

Approval Date: 10/10/2014
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
International Tele #:

BNP PARIBAS SECURITIES CORP.

787 Seventh Avenue
New York NY 10019
Tele #: (212) 841-2000

Approval Date: 4/21/2014
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
International Tele #:

BOFA SECURITIES, INC.

One Bryant Park
222 Broadway
New York NY 10038
Tele #: (646) 743-2734

Approval Date: 11/1/2018
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
International Tele #:

CITADEL SECURITIES LLC

Approval Date: 12/7/2012

131 South Dearborn Street - 32nd Floor
Chicago IL 60603

MIAX Options Membership Activities:
PRIMARY LEAD & LEAD MARKET MAKER/EEM: ORDER FLOW

Tele #: (312) 395-2100 International Tele #:

CITIGROUP GLOBAL MARKETS INC.

Approval Date: 5/1/2019

390-388 Greenwich Street
New York NY 10013

MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (212) 816-6000 International Tele #:

CREDIT SUISSE SECURITIES (USA) LLC

Approval Date: 12/7/2012

11 Madison Avenue - 24th Floor
New York NY 10010

MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (212) 325-2000 International Tele #:

CUTLER GROUP, LP

Approval Date: 11/2/2015

101 Montgomery Street, Ste. 700
San Francisco CA 94104

MIAX Options Membership Activities:
REGULAR MARKET MAKER/EEM: ORDER FLOW

Tele #: (415) 293-3956 International Tele #:

DASH FINANCIAL TECHNOLOGIES LLC

Approval Date: 12/7/2012

311 S. Wacker Drive, Ste. 1000
Chicago IL 60606

MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (847) 550-1730 International Tele #:

DEUTSCHE BANK SECURITIES INC.

Approval Date: 1/25/2013

60 Wall Street
New York NY 10005

MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (212) 250-2500 International Tele #:

DRW SECURITIES, L.L.C.

Approval Date: 8/31/2015

540 West Madison, Ste. 2500
Chicago IL 60661

MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

Tele #: (312) 542-3231 International Tele #:

GLOBAL EXECUTION BROKERS, LP

Approval Date: 12/7/2012

401 City Avenue, Ste. 200
Bala Cynwyd PA 19004

MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

Tele #: (610) 617-2600 International Tele #:

GOLDMAN SACHS & CO. LLC

Approval Date: 1/15/2013

200 West Street
New York NY 10282

MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (212) 902-1000 International Tele #:

GROUP ONE TRADING LP

425 S. Financial Place - Ste. 3400
Chicago IL 60605

Approval Date: 10/20/2014
MIAX Options Membership Activities:
ALL MARKET MAKER CLASSES/EEM: ORDER FLOW

Tele #: (312) 347-8864 International Tele #:

HRT FINANCIAL LLC

4 World Trade Center
150 Greenwich Street - 57th Floor
New York NY 10007

Approval Date: 3/29/2017
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

Tele #: (212) 293-1444 International Tele #:

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

233 South Wacker Drive, Ste. #4300
Chicago IL 60606

Approval Date: 8/26/2014
MIAX Options Membership Activities:
ALL MARKET MAKER CLASSES

Tele #: (312) 244-3300 International Tele #:

INSTINET, LLC

Worldwide Plaza
309 West 49th Street
New York NY 10019

Approval Date: 3/27/2013
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (212) 310-9500 International Tele #:

INTERACTIVE BROKERS LLC

One Pickwick Plaza - 2nd Floor
Greenwich CT 06830

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (203) 618-5710 International Tele #:

J.P. MORGAN SECURITIES LLC

383 Madison Avenue
New York NY 10179

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (201) 595-8471 International Tele #:

JANE STREET CAPITAL, LLC

250 Vesey Street - 6th Floor
New York NY 10281

Approval Date: 4/2/2018
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

Tele #: (646) 759-6000 International Tele #:

JANE STREET OPTIONS, LLC

250 Vesey Street - 6th Floor
New York NY 10281

Approval Date: 4/2/2018
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

Tele #: (646) 759-6000 International Tele #:

JEFFERIES LLC

520 Madison Avenue - 11th Floor
New York NY 10022

Approval Date: 9/15/2014
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (212) 284-2300 International Tele #:

MATRIX EXECUTIONS, LLC

135 S. LaSalle Street, Ste. 300
Chicago IL 60603

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

Tele #: (312) 334-8000 International Tele #:

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

One Bryant Park - 6th Floor
NY1-100-06-01
New York NY 10036

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: CLEARANCE

Tele #: (646) 743-1295 International Tele #:

MORGAN STANLEY & CO. LLC

1585 Broadway
New York NY 10036

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ALL MEMBERSHIPS

Tele #: (212) 761-4000 International Tele #:

OPTIVER US LLC

130 E. Randolph Street, Ste. 1300
Chicago IL 60601

Approval Date: 1/27/2015
MIAX Options Membership Activities:
PRIMARY LEAD & LEAD MARKET MAKER

Tele #: (312) 821-9500 International Tele #:

PEAK6 CAPITAL MANAGEMENT LLC

141 W. Jackson Blvd., Ste. 500
Chicago IL 60604

Approval Date: 7/22/2015
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

Tele #: (312) 444-8700 International Tele #:

PERSHING LLC

One Pershing Plaza - 10th Fl.
Jersey City NJ 07399

Approval Date: 3/12/2013
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (201) 413-2000 International Tele #:

SIMPLEX TRADING, LLC

230 So. LaSalle St., Ste. 4-100
Chicago IL 60604

Approval Date: 9/20/2013
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

Tele #: (312) 360-2440 International Tele #:

SUSQUEHANNA INVESTMENT GROUP

401 City Avenue, Ste. 201
Bala Cynwyd PA 19004

Approval Date: 11/23/2016
MIAX Options Membership Activities:
REGULAR MARKET MAKER

Tele #: (610) 617-2600 International Tele #:

SUSQUEHANNA SECURITIES

401 City Avenue, Ste. 220
Bala Cynwyd PA 19004

Approval Date: 12/7/2012
MIAX Options Membership Activities:
PRIMARY LEAD & LEAD MARKET MAKER

Tele #: (610) 617-2600 International Tele #:

TWO SIGMA SECURITIES, LLC

100 Avenue of the Americas - 2nd Fl.
New York NY 10013
Tele #: (212) 625-5700 International Tele #:

Approval Date: 9/12/2017
MIAX Options Membership Activities:
PRIMARY LEAD & LEAD MARKET MAKER/EEM: ORDER FLOW

UBS SECURITIES LLC

1285 Avenue of the Americas
New York NY 10019
Tele #: (203) 719-3000 International Tele #:

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

VOLANT EXECUTION, LLC

233 S. Wacker Drive, Ste. 4040
Chicago IL 60606
Tele #: (312) 692-5000 International Tele #:

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

VOLANT LIQUIDITY, LLC

250 Vesey Street, Ste. 2601
New York NY 10281
Tele #: (646) 484-3000 International Tele #:

Approval Date: 5/31/2013
MIAX Options Membership Activities:
ALL MARKET MAKER CLASSES/EEM: ORDER FLOW

WALLEYE TRADING LLC

2800 Niagara Lane North, Ste. 102
Plymouth MN 55447
Tele #: (952) 345-6611 International Tele #:

Approval Date: 5/13/2015
MIAX Options Membership Activities:
REGULAR MARKET MAKER/EEM: ORDER FLOW

WEDBUSH SECURITIES INC.

1000 Wilshire Boulevard, Suite 900
ATTN: Business Conduct
Los Angeles CA 90017
Tele #: (213) 688-8090 International Tele #:

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: CLEARANCE

WELLS FARGO SECURITIES, LLC

550 South Tryon Street - 6th Floor
D1086-060
Charlotte NC 28202
Tele #: (704) 715-6133 International Tele #:

Approval Date: 4/11/2014
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

WOLVERINE EXECUTION SERVICES, LLC

175 W. Jackson Blvd., Ste. 200
Chicago IL 60604
Tele #: (312) 884-4000 International Tele #:

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

WOLVERINE TRADING, LLC

175 W. Jackson Blvd., Ste. 200
Chicago IL 60604
Tele #: (312) 884-3490 International Tele #:

Approval Date: 12/7/2012
MIAX Options Membership Activities:
PRIMARY LEAD & LEAD MARKET MAKER

X-CHANGE FINANCIAL ACCESS, LLC

440 So. LaSalle Street, Suite 2900
Chicago IL 60605

Approval Date: 11/28/2018
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (312) 235-0320 International Tele #:

Total Firms 45